Exhibit 99.1

36Kr Holdings Inc. Reports Third Quarter 2021 Unaudited Financial Results

BEIJING, December 9, 2021 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the third quarter 2021 ended September 30, 2021.

Third Quarter 2021 Operational and Financial Highlights

●	Average monthly page views (“PV”) for the twelve-month period ended September 30, 2021 increased by 49.9% to 848.7 million, from 566.3 million for the twelve-month period ended September 30, 2020.

●	Total revenues were RMB84.9 million (US$13.2 million) in the third quarter of 2021, compared to RMB123.5 million in the same period of 2020.

●	Revenues from online advertising services increased by 4.4% to RMB53.4 million (US$8.3 million) in the third quarter of 2021, from RMB51.1 million in the same period of 2020.

●	Revenues from enterprise value-added services were RMB22.5 million (US$3.5 million) in the third quarter of 2021, compared to RMB66.4 million in the same period of 2020. Gross transaction value[1] was RMB66.3 million in the third quarter of 2021, compared to RMB66.4 million in the same period of 2020.

●	Revenues from subscription services increased by 51.6% to RMB9.0 million (US$1.4 million) in the third quarter of 2021, from RMB6.0 million in the same period of 2020.

●	Gross profit was RMB47.6 million (US$7.4 million) in the third quarter of 2021, compared to RMB46.8 million in the same period of 2020. Gross profit margin was 56.1% in the third quarter of 2021, compared to 37.9% in the same period of 2020.

●	Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB30.5million (US$4.7 million) in the third quarter of 2021, compared to RMB14.0 million in the same period of 2020.

●	As of September 30, 2021, the Company had cash, cash equivalents and short-term investments of RMB178.0 million (US$27.6 million), compared to RMB149.6 million as of June 30, 2021.

1 Starting from January 1, 2021, 36Kr recognized revenues of certain enterprise value-added services on a net basis, to reflect the fact that the Company continuously shifted focus towards higher margin businesses hence ceased to act as a principal in certain low gross margin businesses and only acted as an agent. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value is defined as the value of executed confirmed orders for services provided for our customers.

Selected Operating Data

	For the Three Months Ended September 30,
	2020	2021
Online advertising services
Number of online advertising services end customers	186	192
Average revenue per online advertising services end customer (RMB’000)[2]	274.7	277.9

Enterprise value-added services
Number of enterprise value-added services end customers	80	74
Average revenue per enterprise value-added services end customer (RMB’000)[3]	830.1	304.0

Subscription services
Number of individual subscribers	2,064	974
Average revenue per individual subscriber (RMB)[4]	619.4	1,138.9
Number of institutional investors	76	87
Average revenue per institutional investor (RMB’000)[5]	61.6	91.0

Mr. Dagang Feng, co-chairman and CEO of 36Kr, commented, “In the third quarter of 2021, we continued to enhance our New Economy-focused content matrix and broaden our product and service offerings, further augmenting our well-rounded platform with unique, innovative services. We are pleased to have witnessed another quarter of strong growth in total user traffic, with average monthly PVs reaching a new high at 849 million for the twelve-month period ended September 30, 2021, up 50% year-over-year, marking our 14th consecutive quarter of PV growth. Moreover, we achieved solid operational performance in a relatively challenging environment, illustrating our businesses’ resilience and vitality. Looking ahead, we believe that we are well poised to further broaden 36Kr’s commercialization path and empower more enterprises by capitalizing on the rapid rise of hardcore technologies, the new wave of digital transformation, the concept of metaverse, as well as the development of the Beijing Stock Exchange as we are the go-to partner for hundreds and thousands of New Economy companies in China.”

Ms. Lin Wei, chief financial officer of 36Kr, stated, “We delivered solid financial results across all of our business segments in the third quarter of 2021 despite multiple headwinds including COVID-19 resurgences and macroeconomic challenges. We were also able to gradually achieve a more balanced revenue mix as we tirelessly expand our enterprise value added services and subscription services. In addition, as we continued to shift our resources and focus on higher margin businesses, gross profit and gross profit margin both improved year-over-year in the third quarter of 2021. Notably, we ended the third quarter with a strong cash position as we achieved positive cash flow through the virtuous cycle of our business operations. Going forward, we will continue to solidify our industry presence and expand our monetization approaches to cultivate sustainable and long-term growth.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Third Quarter 2021 Financial Results

Total revenues were RMB84.9 million (US$13.2 million) in the third quarter of 2021, compared to RMB123.5 million in the same period of 2020.

•	Online advertising services revenues increased by 4.4% to RMB53.4 million (US$8.3 million) in the third quarter of 2021, from RMB51.1 million in the same period of 2020. The increase was primarily attributable to more innovative marketing solutions we provided to our customers. The number of advertising customers and the average revenue per advertising customer both increased in the third quarter of 2021.

•	Enterprise value-added services revenues were RMB22.5 million (US$3.5 million) in the third quarter of 2021, compared to RMB66.4 million in the same period of 2020. The decrease was primarily because we continuously shifted our focus towards higher margin businesses and starting from the first quarter of 2021, we ceased to act as a principal in certain low gross margin businesses and only acted as an agent. As a result, revenues of such businesses were recognized on a net basis from the first quarter of 2021 onward. To increase comparability of operating results and help investors better understand our business performance and operating trends, we introduced the gross transaction value as a supplemental metric to describe our business. Gross transaction value of enterprise value-added services was RMB66.3 million in the third quarter of 2021, compared to RMB66.4 million in the same period of 2020.

•	Subscription services revenues were RMB9.0 million (US$1.4 million) in the third quarter of 2021, representing an increase of 51.6% compared to RMB6.0 million in the same period of 2020. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB37.3 million (US$5.8 million) in the third quarter of 2021, compared to RMB76.6 million in the same period of 2020. The decrease was primarily attributable to our continuous shift in focus towards higher margin businesses and recognition of certain revenues on a net basis. For more details, please refer to the aforementioned information in terms of enterprise value-added services revenues.

Gross profit was RMB47.6 million (US$7.4 million) in the third quarter of 2021, compared to RMB46.8 million in the same period of 2020. Gross profit margin was 56.1% in the third quarter of 2021, compared to 37.9% in the same period of 2020, the increase was primarily due to our continuous shift in focus towards higher margin businesses.

Operating expenses were RMB80.3 million (US$12.5 million) in the third quarter of 2021, compared to RMB63.2 million in the same period of 2020.

•	Sales and marketing expenses were RMB35.5 million (US$5.5 million) in the third quarter of 2021, compared to RMB31.6 million in the same period of 2020. The increase was primarily attributable to an increase in payroll-related expenses.

•	General and administrative expenses were RMB30.9 million (US$4.8 million) in the third quarter of 2021, compared to RMB20.5 million in the same period of 2020. The increase was primarily attributable to an increase in the allowance for credit losses and payroll-related expenses, partially offset by the decrease in share-based compensation expenses.

•	Research and development expenses were RMB13.9 million (US$2.2 million) in the third quarter of 2021, compared to RMB11.2 million in the same period of 2020. The increase was primarily attributable to the increase in payroll-related expenses as we bolstered our research and development capabilities.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB4.9 million (US$0.8 million) in the third quarter of 2021, compared to RMB4.6 million in the same period of 2020.

Other income was RMB1.5 million (US$0.2 million) in the third quarter of 2021, compared to other income of RMB2.5 million in the same period of 2020. The decrease was primarily attributable to less government grant received in the third quarter of 2021.

Income tax expenses was RMB14 thousand (US$2 thousand) in the third quarter of 2021, compared to income tax expense of RMB21 thousand in the same period of 2020.

Net loss was RMB31.3 million (US$4.9 million) in the third quarter of 2021, compared to RMB14.0 million in the same period of 2020. Non-GAAP adjusted net loss6was RMB26.4 million (US$4.1 million) in the third quarter of 2021, compared to RMB9.3 million in the same period of 2020.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB30.5 million (US$4.7 million) in the third quarter of 2021, compared to RMB14.0 million in the same period of 2020.

Basic and diluted net loss per share were both RMB0.030 (US$0.005) in the third quarter of 2021, compared to RMB0.014 in the same period of 2020.

Certain Balance Sheet Items

As of September 30, 2021, the Company had cash, cash equivalents and short-term investments of RMB178.0 million (US$27.6 million), compared to RMB149.6 million as of June 30, 2021. The increase was mainly attributable to cash inflow from operating activities.

Share Repurchase Program

On May 6, 2020, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to a total of 1,000,000 of its American Depositary Shares (“ADSs”), each representing 25 Class A ordinary shares. As of September 30, 2021, the Company had repurchased approximately 785,713 ADSs for approximately RMB17.5 million (US$2.6 million) under this program.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern Time on December 9, 2021 (8:00 PM Beijing/Hong Kong Time on December 9, 2021). Details for the conference call are as follows:

Event Title:	36Kr Holdings Inc. Third Quarter 2021 Earnings Conference Call
Conference ID:	7074133
Registration Link:	http://apac.directeventreg.com/registration/event/7074133

All participants must use the link provided above to complete the online registration process at least 20 minutes in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in number, Direct Event passcode, and a unique registrant ID, which will be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

6 Non-GAAP adjusted loss represents net loss excluding share-based compensation expenses.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until December 16, 2021, by dialing the following telephone numbers:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Hong Kong, China:	800-963-117
Mainland China:	400-632-2162
Replay Access Code:	7074133

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China’s New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China’s New Economy.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of September 30, 2021.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	60,846	83,941	13,027
Short-term investments	148,344	94,037	14,594
Accounts receivable, net	304,845	203,507	31,584
Receivables due from related parties	98	3,622	562
Prepayments and other current assets	16,319	25,938	4,026
Total current assets	530,452	411,045	63,793
Non-current assets:
Property and equipment, net	3,941	3,458	537
Intangible assets, net	471	839	130
Long-term investments	16,300	43,059	6,683
Operating lease right-of-use assets, net	27,365	17,642	2,738
Total non-current assets	48,077	64,998	10,088
Total assets	578,529	476,043	73,881

Liabilities
Current liabilities:
Accounts payable	64,641	48,353	7,504
Salary and welfare payables	45,580	50,196	7,790
Taxes payable	18,824	11,155	1,731
Deferred revenue	18,849	39,084	6,066
Amounts due to related parties	548	1,154	179
Accrued liabilities and other payables	13,560	20,225	3,139
Operating lease liabilities	15,132	13,933	2,162
Total current liabilities	177,134	184,100	28,571
Non-current liabilities:
Operating lease liabilities	12,426	3,516	546
Total non-current liabilities	12,426	3,516	546
Total liabilities	189,560	187,616	29,117

Shareholders’ equity
Ordinary shares	687	694	108
Treasury stock	(14,081)	(15,838)	(2,458)
Additional paid-in capital	2,040,693	2,047,550	317,775
Accumulated deficit	(1,638,581)	(1,742,713)	(270,465)
Accumulated other comprehensive loss	(7,897)	(8,268)	(1,283)
Total 36Kr Holdings Inc.'s shareholders’ equity	380,821	281,425	43,677
Non-controlling interests	8,148	7,002	1,087
Total shareholders’ equity	388,969	288,427	44,764
Total liabilities and shareholders’ equity	578,529	476,043	73,881

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Three Months Ended			Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	51,095	53,357	8,281	103,477	138,329	21,468
Enterprise value-added services	66,404	22,499	3,492	151,850	43,699	6,782
Subscription services	5,957	9,030	1,401	9,990	18,464	2,866
Total revenues	123,456	84,886	13,174	265,317	200,492	31,116
Cost of revenues	(76,626)	(37,261)	(5,783)	(190,798)	(88,109)	(13,674)
Gross profit	46,830	47,625	7,391	74,519	112,383	17,442
Operating expenses:
Sales and marketing expenses	(31,611)	(35,453)	(5,502)	(105,540)	(104,584)	(16,231)
General and administrative expenses	(20,450)	(30,941)	(4,802)	(130,644)	(81,014)	(12,573)
Research and development expenses	(11,181)	(13,940)	(2,163)	(29,301)	(34,883)	(5,414)
Total operating expenses	(63,242)	(80,334)	(12,467)	(265,485)	(220,481)	(34,218)
Loss from operations	(16,412)	(32,709)	(5,076)	(190,966)	(108,098)	(16,776)
Other income/(expenses):
Share of loss from equity method investments	(2,021)	(132)	(20)	(7,728)	(4,056)	(629)
Short-term investment income	583	507	79	1,069	1,898	295
Government grant	2,382	252	39	5,050	2,427	377
Others, net	1,523	828	129	3,380	1,810	281
Loss before income tax	(13,945)	(31,254)	(4,849)	(189,195)	(106,019)	(16,452)
Income tax expenses	(21)	(14)	(2)	(16)	(9)	(1)
Net loss	(13,966)	(31,268)	(4,851)	(189,211)	(106,028)	(16,453)
Net loss/(income) attributable to non-controlling interests	(50)	736	114	340	1,896	294
Net loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(14,016)	(30,532)	(4,737)	(188,871)	(104,132)	(16,159)

Net loss	(13,966)	(31,268)	(4,851)	(189,211)	(106,028)	(16,453)
Other comprehensive (loss) /income
Foreign currency translation adjustments	(3,667)	175	27	(1,522)	(371)	(58)
Total other comprehensive (loss) /income	(3,667)	175	27	(1,522)	(371)	(58)
Total comprehensive loss	(17,633)	(31,093)	(4,824)	(190,733)	(106,399)	(16,511)
Net loss/(income) attributable to non-controlling interests	(50)	736	114	340	1,896	294
Comprehensive loss attributable to 36Kr Holdings Inc.’s ordinary shareholders	(17,683)	(30,357)	(4,710)	(190,393)	(104,503)	(16,217)

Net loss per ordinary share (RMB)
Basic	(0.014)	(0.030)	(0.005)	(0.185)	(0.102)	(0.016)
Diluted	(0.014)	(0.030)	(0.005)	(0.185)	(0.102)	(0.016)
Net loss per ADS (RMB)
Basic	(0.344)	(0.746)	(0.116)	(4.625)	(2.538)	(0.394)
Diluted	(0.344)	(0.746)	(0.116)	(4.625)	(2.538)	(0.394)
Weighted average number of ordinary shares used in per share calculation
Basic	1,019,876,247	1,023,327,262	1,023,327,262	1,020,871,848	1,025,636,483	1,025,636,483
Diluted	1,019,876,247	1,023,327,262	1,023,327,262	1,020,871,848	1,025,636,483	1,025,636,483
Weighted average number of ADS used in per ADS calculation
Basic	40,795,050	40,933,090	40,933,090	40,834,874	41,025,459	41,025,459
Diluted	40,795,050	40,933,090	40,933,090	40,834,874	41,025,459	41,025,459

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Nine Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net loss	(13,966)	(31,268)	(4,851)	(189,211)	(106,028)	(16,453)
Share-based compensation expenses	4,618	4,881	758	30,215	10,880	1,689
Non-GAAP adjusted net loss	(9,348)	(26,387)	(4,093)	(158,996)	(95,148)	(14,764)
Interest income, net	(561)	(166)	(26)	(1,343)	(507)	(79)
Income tax expenses	21	14	2	16	9	1
Depreciation and amortization expenses	1,518	618	96	4,081	1,924	299
Non-GAAP adjusted EBITDA	(8,370)	(25,921)	(4,021)	(156,242)	(93,722)	(14,543)